Filed Pursuant to Rule 433

Dated June 5, 2007

Registration Statement: No. 333-134261

No. 333-134261-03

BB&T CAPITAL TRUST IV

$600,000,000

FIXED TO FLOATING RATE CAPITAL SECURITIES

Fully and Unconditionally Guaranteed, on a Subordinated Basis, to the Extent Described in the Prospectus Supplement, By

BB&T Corporation

SUMMARY OF TERMS

Issuer:	BB&T Capital Trust IV (the “Trust”), a Delaware statutory trust, the only assets of which will be the Fixed to Floating Rate Junior Subordinated Debentures (the “debentures”) issued by BB&T Corporation (“BB&T”) with a final repayment date of June 12, 2077

Guarantor:	BB&T Corporation

Title of Securities:	Fixed to Floating Rate Capital Securities

Aggregate Liquidation Amount:	$600,000,000 ($600,000,000 Fixed to Floating Rate Capital Securities, which, together with the $10,000 of BB&T Capital Trust IV common securities to be purchased by BB&T, correspond to $600,010,000 initial principal amount of the debentures)

Liquidation Amount:	$1,000 per Capital Security

Expected Ratings:

Moody’s Investors Service: A1

Standard & Poor’s: A-

Fitch: A+

Dominion Bond Rating Service: A (High)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Trade Date:	June 5, 2007

Settlement Date:	June 12, 2007 (T+5)

Scheduled Maturity Date:	June 12, 2057

Final Repayment Date:	June 12, 2077

Distributions:

From and including June 12, 2007 to but excluding June 12, 2037: at the annual rate of 6.82%, paid semi-annually in arrears on June 12 and December 12 of each year, beginning on December 12, 2007 (or, if any such day is not a business day, on the next business day);

From and including June 12, 2037 to but excluding June 12, 2057: at an annual rate equal to three-month LIBOR plus 2.110%, paid quarterly in arrears on March 12, June 12, September 12 and December 12 of each year, beginning on September 12, 2037 (or, if any such day is not a business day, on the next business day); and

Thereafter: at an annual rate equal to one-month LIBOR plus 2.108%, paid monthly in arrears on the 12th day of each month, beginning on July 12, 2057 (or, if any such day is not a business day, on the next business day).

Day Count Convention:	With respect to any interest period ending on or prior to June 12, 2037: 30/360 With respect to any interest period thereafter: Actual/360

Deferral Provision:

BB&T has the right, on one or more occasions, to defer the payment of interest on the debentures for one or more consecutive interest periods that do not exceed five years without being subject to its obligations under the “Alternative Payment Mechanism,” as described in the prospectus supplement, and for one or more consecutive interest periods that do not exceed 10 years without giving rise to an event of default under the terms of the debentures or the Fixed to Floating Rate Capital Securities. However, no interest deferral may extend beyond the repayment or redemption of the debentures.

If BB&T exercises its right to defer interest payments on the debentures, the Trust will also defer paying a corresponding amount of distributions on the Fixed to Floating Rate Capital Securities during that period of deferral.

Maximum Share Number for Purposes of Alternative Payment Mechanism:	20 million shares of BB&T’s common stock

Treasury Benchmark:	4.500% due February 2036

Treasury Yield:	5.10%

Re-offer Spread to Treasury Benchmark:	Plus 172 basis points

Price to Public:	100%

Proceeds, before expenses, to BB&T from the Offering:	$594,000,000 after underwriting commissions

Optional Redemption:	The debentures may be redeemed (i) in whole or in part at any time on or after June 12, 2037 and (ii) in whole, but not in part, at any time within 90 days of the occurrence of a capital treatment event or investment company event, in each case at 100% of their principal amount, plus accrued and unpaid interest through the date of redemption. BB&T may redeem any or all of the debentures at any time prior to June 12, 2037, at their principal amount or, if greater, a make-whole price, in each case plus accrued and unpaid interest through the date of redemption. In addition, at any time prior to June 12, 2037 and within 90 days of the occurrence of a tax event or rating agency event, BB&T may elect to redeem all, but not less than all, of the debentures for a lower make-whole price, in each case plus accrued and unpaid interest through the date of redemption

Applicable Spreads for the Purposes of Calculating Make-Whole Redemption Price for Redemptions prior to June 12, 2037:	.50% in the case of a redemption of all outstanding debentures within 90 days of the occurrence of a tax event or rating agency event .25% in the case of any other redemption

Replacement Capital Covenant:	A replacement capital covenant will apply until June 12, 2057. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “replacement capital securities” (as therein defined) will change are June 12, 2027 and June 12, 2047

CUSIP:	073294AA8

Structuring Coordinator:	Credit Suisse Securities (USA) LLC

Co-Structuring Coordinator:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Joint Bookrunners:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.; Credit Suisse Securities (USA) LLC; J.P. Morgan Securities Inc.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, BB&T Capital Markets at 804-787-8221, or J.P. Morgan Securities Inc. at 212-834-4533.